Exhibit 99.1

PRESS RELEASE

BBC Global News Chooses Taboola as its Exclusive Content Recommendations Provider

May 25th, 2021

BBC Global News will use Taboola products across its global news and sport sites to drive revenue while maintaining the user experience (UX) and keeping the integrity of the BBC brand intact

Taboola, a global leader in powering recommendations for the open web, helping people discover things they may like, today announced a new deal with BBC Global News, the home of the BBC’s award-winning commercial international news, sport and features content, in which it will become the renowned publisher’s exclusive content recommendations provider.

BBC News is the world’s most trusted international news broadcaster and reaches 438 million people around the globe each week across TV, online, apps and social media. BBC.com saw record reach over the past year, with 145 million unique browsers each month. Taboola Feed, a seamlessly integrated feed that provides readers with personalised content for a more engaging experience, enabling monetisation of below-article placements, will be integrated into BBC.com – the home of BBC News and BBC Sport – in all markets outside the UK, where the publisher is commercially funded. Its aim is to drive revenue while keeping UX and the integrity of the brand intact, as well as to grow engagement and audiences across the site.

Errol Baran, BBC Global News SVP, Business Development and Innovation, Global Advertising and StoryWorks, said: “As our readership grows and changes, we constantly seek out technology companies like Taboola which can help us keep pace. Our robust standards for data and quality are paramount and we have chosen to work with Taboola because of the adaptability of their recommendation platform and their understanding of our requirements. We are very much looking forward to forming a fruitful relationship going forward.”

Adam Singolda, Founder and CEO, Taboola said: “We are very pleased to be the exclusive content recommendations provider for BBC Global News. To take on this role, we needed to earn the absolute trust of the BBC that we can meet their requirements. As a result, we have built a true partnership and we cannot wait to further innovate together. This fits perfectly with our focus on premium publications and brands, and we’re confident our products will help grow revenue across the BBC’s sites.”

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetisation and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 18 cities worldwide, including New York and Tel Aviv.

Taboola is going public via a merger with ION Acquisition Corp. 1 Ltd. (NYSE: IACA), a publicly traded special purpose acquisition company, or SPAC. For more information visit: https://www.taboola.com/press-release/taboola-goes-public.

Learn more at www.taboola.com and follow @taboola on Twitter.

About BBC Global News

BBC World News and BBC.com, the BBC’s commercially funded international 24-hour English news platforms, are owned and operated by BBC Global News. BBC World News television is available in more than 200 countries and territories worldwide, and over 450 million households and 3 million hotel rooms. The channel is also available on over 180 cruise ships, 53 airlines, including 13 distributing the channel live inflight. BBC.com offers up-to-the-minute international news, in-depth analysis and features, including BBC Worklife, BBC Culture, BBC Future, BBC Travel and BBC Reel, for PCs, tablets and mobile devices to more than 145 million unique browsers each month.